UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Aratana Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

03874P101

(CUSIP Number)

glenn w. welling

engaged capital, llc

610 Newport Center Drive, Suite 250

Newport Beach, California 92660

(949) 734-7900

STEVE WOLOSKY

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 8, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03874P101

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,827,617
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,827,617
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,827,617
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 03874P101

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,827,617
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,827,617
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,827,617
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 03874P101

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,827,617
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,827,617
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,827,617
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP NO. 03874P101

1	NAME OF REPORTING PERSON

Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,987,149
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,987,149
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,987,149
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 03874P101

1	NAME OF REPORTING PERSON

Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,987,149
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,987,149
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,987,149
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 03874P101

1	NAME OF REPORTING PERSON

Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,987,149
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,987,149
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,987,149
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 03874P101

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. The sale of Shares reported herein requiring this Amendment No. 4 was undertaken to effectuate a rebalancing of the Reporting Persons’ portfolio in light of the market volatility during the fourth quarter of 2018 and the appreciation in the Issuer’s stock price since the Reporting Persons’ investment was made in the Issuer. Following the sales reported herein, the Reporting Persons continue to remain significant holders of the Issuer’s Shares with ownership of approximately 4.1% of the outstanding Shares.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Engaged Capital Flagship Master and held in the Engaged Capital Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,827,617 Shares beneficially owned by Engaged Capital Flagship Master is approximately $9,078,333, including brokerage commissions. The aggregate purchase price of the 159,532 Shares held in the Engaged Capital Account is approximately $825,188, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The sale of Shares reported herein was undertaken to effectuate a rebalancing of the Reporting Persons’ portfolio in light of the market volatility during the fourth quarter of 2018 and the appreciation in the Issuer’s stock price since the Reporting Persons’ investment was made in the Issuer. Following the sales reported herein, the Reporting Persons continue to remain significant holders of the Issuer’s Shares with ownership of approximately 4.1% of the outstanding Shares.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (c) and (e) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 48,624,202 Shares outstanding as of October 29, 2018, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2018.

As of the close of business on the date hereof, Engaged Capital Flagship Master beneficially owned 1,827,617 Shares, constituting approximately 3.8% of the Shares outstanding. Each of Engaged Capital Fund and Engaged Capital Offshore, as feeder funds of Engaged Capital Flagship Master, may be deemed to beneficially own the 1,827,617 Shares owned by Engaged Capital Flagship Master, constituting approximately 3.8% of the Shares outstanding.

As of the close of business on the date hereof, 159,532 Shares were held in the Engaged Capital Account, constituting less than 1% of the Shares outstanding.

8

CUSIP NO. 03874P101

Engaged Capital, as the general partner and investment adviser of Engaged Capital Flagship Master and the investment adviser of the Engaged Capital Account, may be deemed to beneficially own the 1,987,149 Shares owned in the aggregate by Engaged Capital Flagship Master and held in the Engaged Capital Account, constituting approximately 4.1% of the Shares outstanding. Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 1,987,149 Shares owned in the aggregate by Engaged Capital Flagship Master and held in the Engaged Capital Account, constituting approximately 4.1% of the Shares outstanding. Mr. Welling, as the Founder and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 1,987,149 Shares owned in the aggregate by Engaged Capital Flagship Master and held in the Engaged Capital Account, constituting approximately 4.1% of the Shares outstanding.

(c)       Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market.

(e)       As of January 8, 2019, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

9

CUSIP NO. 03874P101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2019

Engaged Capital Flagship Master Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling

10

CUSIP NO. 03874P101

SCHEDULE A

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

Engaged Capital Flagship Master Fund, LP

Sale of Common Stock	(38,169)	6.6565	11/09/2018
Sale of Common Stock	(9,804)	6.6490	11/09/2018
Sale of Common Stock	(22,200)	6.8134	11/09/2018
Sale of Common Stock	(6,500)	6.5207	11/13/2018
Sale of Common Stock	(2,600)	6.5221	11/14/2018
Sale of Common Stock	(2,700)	6.5047	11/15/2018
Sale of Common Stock	(73,200)	6.5396	11/16/2018
Sale of Common Stock	(16,800)	6.5237	11/19/2018
Sale of Common Stock	(28,813)	6.5197	11/21/2018
Sale of Common Stock	(18,317)	6.5499	11/23/2018
Sale of Common Stock	(45,200)	6.5560	11/26/2018
Sale of Common Stock	(10,950)	6.5152	11/27/2018
Sale of Common Stock	(22,942)	6.5307	11/28/2018
Sale of Common Stock	(36,707)	6.5505	11/28/2018
Sale of Common Stock	(46,500)	6.6064	11/29/2018
Sale of Common Stock	(27,500)	6.5554	11/29/2018
Sale of Common Stock	(27,350)	6.5138	11/30/2018
Sale of Common Stock	(27,558)	6.5445	12/03/2018
Sale of Common Stock	(27,558)	6.5412	12/03/2018
Sale of Common Stock	(6,000)	6.5057	12/04/2018
Sale of Common Stock	(1,000)	6.5022	12/07/2018
Sale of Common Stock	(1,900)	6.5029	12/12/2018
Sale of Common Stock	(500)	5.7200	12/24/2018
Sale of Common Stock	(14,700)	5.6556	12/26/2018
Sale of Common Stock	(27,700)	5.7104	12/27/2018
Sale of Common Stock	(17,900)	5.8747	12/28/2018
Sale of Common Stock	(1,377,350)	6.2000	01/08/2019

Engaged Capital, LLC

(Through the Engaged Capital Account)

Sale of Common Stock	(3,482)	6.6565	11/09/2018
Sale of Common Stock	(894)	6.6490	11/09/2018
Sale of Common Stock	(2,800)	6.8134	11/09/2018
Sale of Common Stock	(1,754)	6.5207	11/13/2018
Sale of Common Stock	(541)	6.5221	11/14/2018
Sale of Common Stock	(710)	6.5047	11/15/2018
Sale of Common Stock	(6,800)	6.5396	11/16/2018
Sale of Common Stock	(1,642)	6.5237	11/19/2018
Sale of Common Stock	(2,448)	6.5197	11/21/2018
Sale of Common Stock	(1,683)	6.5499	11/23/2018
Sale of Common Stock	(4,800)	6.5560	11/26/2018
Sale of Common Stock	(1,750)	6.5152	11/27/2018
Sale of Common Stock	(3,293)	6.5505	11/28/2018
Sale of Common Stock	(2,058)	6.5307	11/28/2018
Sale of Common Stock	(3,500)	6.6064	11/29/2018
Sale of Common Stock	(2,500)	6.5554	11/29/2018
Sale of Common Stock	(2,650)	6.5138	11/30/2018

CUSIP NO. 03874P101

Sale of Common Stock	(2,442)	6.5445	12/03/2018
Sale of Common Stock	(2,442)	6.5412	12/03/2018
Sale of Common Stock	(5,243)	6.5057	12/04/2018
Sale of Common Stock	(1,500)	6.5022	12/07/2018
Sale of Common Stock	(500)	6.5029	12/12/2018
Sale of Common Stock	(2,800)	5.6556	12/26/2018
Sale of Common Stock	(2,300)	5.7104	12/27/2018
Sale of Common Stock	(1,553)	5.8747	12/28/2018
Sale of Common Stock	(122,650)	6.2000	01/08/2019